UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                               Blue Holdings, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   568273 10 6
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                                 (CUSIP Number)

                                 Elizabeth Guez
                             c/o Blue Holdings, Inc.
                              5804 E. Slauson Ave.
                           Commerce, California 90040
                                 (323) 725-5555
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 23, 2005
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 5)

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*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 568273 10 6                                          PAGE 2 OF 5 PAGES

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    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ELIZABETH GUEZ
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
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  NUMBER OF       7      SOLE VOTING POWER

   SHARES                2,000,000
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              2,000,000
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,000,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |X|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.8% (1)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
(1) Based on a total of 25,557,200 shares of the Issuer's common stock issued and outstanding as of October 24, 2005.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Blue Holdings, Inc., a Nevada corporation (formerly known as Marine Jet Technology Corp.) (the "Company"), which has its principal executive offices at 5804 E. Slauson Avenue, Commerce, California 90040.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Elizabeth Guez, a citizen of the United States (the "Reporting Person"). The Reporting Person is the Chief Operating Officer of the Company. The Reporting Person's principal business address is c/o Blue Holdings, Inc., 5804 E. Slauson Avenue, Commerce, California 90040.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired 2,000,000 shares of Common Stock from Paul Guez, the Reporting Person's spouse and Chairman, Chief Executive Officer and President of the Company, as a gift on June 23, 2005.

ITEM 4.  PURPOSE OF TRANSACTION.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D, which disclosure is incorporated herein by reference.

         The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Person as an investment.

         Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

         As of October 24, 2005, the Reporting Person beneficially owned 2,000,000 shares of Common

Stock (the "Shares"). Since 25,557,200 shares of Common Stock were outstanding as of October 24, 2005, the Shares constitute approximately 7.8% of the shares of Common Stock issued and outstanding.

         The Reporting Person has the sole power to vote or direct the voting of, and to dispose of or direct the disposition of, the Shares.

         As of October 24, 2005, Paul Guez beneficially owned 16,433,647 shares of Common Stock (the "Guez Shares"). Since 25,557,200 shares of Common Stock were outstanding as of October 24, 2005, the Guez Shares constitute approximately 64.3% of the shares of Common Stock issued and outstanding. As the Reporting Person and Mr. Guez live in the same household, the Reporting Person may be deemed to be the beneficial owner of the Guez Shares, however, the Reporting Person disclaims beneficial ownership thereof.

         Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person has no contracts, arrangements or understandings with respect to the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.



Dated: October 26, 2005                   /S/ ELIZABETH GUEZ
                                          --------------------------------
                                              Elizabeth Guez


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